

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2018

Dennis M. Lanfear
President and Chief Executive Officer
Coherus BioSciences, Inc.
333 Twin Dolphin Drive, Suite 600
Redwood City, CA 94065

     Re: Coherus BioSciences, Inc.
         Registration Statement on Form S-3
         Filed January 25, 2018
         File No. 333-222698

Dear Mr. Lanfear:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Chris Edwards at 202-551-6761 with any questions.

                          Division of Corporation Finance
                          Office of Healthcare & Insurance

cc: Benjamin A. Potter, Esq.